Exhibit 1

FOR IMMEDIATE RELEASE	20 June 2018

WPP PLC (“WPP”)

Globant and WPP Announce the Commencement of a Secondary Offering of Globant Shares by WPP

WPP plc (WPP.L) (“WPP”) and Globant S.A. (NYSE: GLOB) (“Globant”) announced today the commencement of a secondary offering of 5,815,259 common shares of Globant S.A. (NYSE: GLOB) (“Globant”) by its subsidiary WPP Luxembourg Gamma Three S.à r.l. (“WPP Luxembourg”). WPP Luxembourg has granted the underwriters an option to purchase an additional 872,289 common shares of Globant at the public offering price. None of Globant, its management or any of its other shareholders is offering any common shares, and Globant will not receive any proceeds from the sale of the common shares offered.

WPP Luxembourg’s aggregate ownership interest of approximately 18.7% in Globant was acquired through purchases of shares from Globant’s shareholders in December 2012, a private placement in January 2013 and Globant’s initial public offering in 2014. Following WPP’s recent review of its minority investments, it has decided to sell its remaining stake in Globant.

Since WPP’s initial investment, Globant has grown to more than 6,900 employees in 12 countries in Latin America, the United States, Europe and Asia. In 2014, Globant listed on the NYSE, and is one of the few Latin American technology companies to undertake an IPO in the United States.

“Globant is extremely well positioned to solve the challenges facing today’s organizations, with a strong focus on delivering digital and cognitive transformation, based on innovation, design and deep knowledge of the latest technologies, including AI, Cloud, UX and Agile”, said Martin Migoya, Globant CEO & Co-Founder.

“Since our initial investment, Globant has experienced significant growth and has twice been named a Worldwide Leader in Digital Strategy Consulting Services1. We wish Martin Migoya and his team well for the future and look forward to continuing our business relationship with Globant”, said Andrew Scott, Joint COO of WPP.

“WPP’s investment in Globant has been very successful and we are excited about the future of our business as we continue to expand, serving an impressive collection of brands worldwide”, said Mr. Migoya.

Goldman Sachs & Co. LLC and J.P. Morgan will act as Joint Bookrunners for the offering.

Globant has filed an automatically effective shelf registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the common shares to which this communication relates. Before making any investment decision, you should read the prospectus in that registration statement, the prospectus supplement and other documents Globant has filed with the SEC for more complete information about Globant

[1]	IDC MarketScape report (2016 and 2017)

and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at: www.sec.gov. Copies of the prospectus supplement and accompanying prospectus relating to the offering also may be obtained from: Goldman Sachs & Co. LLC, 200 West Street, New York, NY10282, Attention: Prospectus Department (Tel: 1-866-471-2526) or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 866-803-9204).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The proposed offering of common shares is being made only by means of a prospectus supplement and a related prospectus.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These forward-looking statements include without limitation those related to the offering and Globant’s plans for future expansion. These statements involve risks and uncertainties, and actual results may differ. More information regarding potential risks and other factors that could affect our financial results is included in our filings with the SEC, including the “Operating and Financial Review and Prospects” and “Risk Factors” sections of Globant’s most recently filed Annual Report on Form 20-F, the “Risk Factors” section of the preliminary prospectus supplement and the “Operating and Financial Review and Prospects” exhibit attached to Globant’s Report on Form 6-K furnished to the SEC and incorporated by reference into the prospectus. We assume no obligation to update any forward-looking statements or information, which speak as of their respective dates.

For further information on factors which could impact WPP and the statements contained herein, please refer to public filings by WPP with the SEC. The statements in this press release should be considered in light of these risks and uncertainties.

About WPP

WPP is the world leader in communications services. WPP provides a comprehensive range of services including digital, ecommerce & shopper marketing; advertising & media investment management; data investment management; public relations & public affairs; brand consulting; health & wellness communications; and specialist communications.

Contact:

Kevin McCormack, WPP +1 212 632 2239

Chris Wade, WPP +44 207 408 2204

Lisa Hau, WPP +44 207 408 2204

About Globant

Globant is a digitally native company where innovation, design and engineering meet scale. Globant uses the latest technologies in the digital and cognitive field to empower its clients’ organizations in every aspect. Globant has more than 6,900 professionals in 12 countries working for companies like LinkedIn, BBVA, EA, and Coca Cola, among others. Globant was named a Worldwide Leader of Digital Strategy Consulting Services by IDC MarketScape report (2016 and 2017). Globant was also featured as a business case study at Harvard, MIT and Stanford.

Investor Relations Contact:

Paula Conde, Globant

investors@globant.com

(877) 215-5230